ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

WORLD ENERGY SOLUTIONS, INC.

The undersigned, being the Chief Executive Officer and a member of the Board of Directors of World Energy Solutions, Inc., a Florida corporation, hereby certifies that the following Amendments to the Corporation’s Articles of Incorporation have been adopted by the Board of Directors of the Corporation on the dates set forth below pursuant to authority granted by the Articles of Incorporation with respect to each Series of Preferred Stock identified herein and in the manner prescribed by the Florida Business Corporation Act.  These Amendments shall be added to ARTICLE IV CAPITAL STOCK, Preferred Stock:

ARTICLE IV

CAPITAL STOCK

 Preferred Stock:

Series “A” Convertible Preferred Stock

The Series “A” Convertible Preferred Stock (the “Preferred Stock”) shall bear interest for a period of 12 months from the date of issuance at the rate of five percent (5%) per annum, compounded quarterly (at 1.25% per quarter), payable in cash or in shares of common stock of the Corporation. The principal amount upon which such interest is calculated shall be set forth in the written agreement for acquisition of the Preferred Stock.

Subject to applicable laws regulating the transfer and/or conversion of unregistered securities, the Preferred Stock shall be convertible at the election of the holder thereof into shares of common stock of the Corporation after a period of one year from the date of issuance.  The number of shares of common stock of the Corporation to be issued upon conversion of the shares of Preferred Stock shall be subject to the terms of the written agreement for acquisition of the Preferred Stock, as negotiated between the Corporation and the Preferred Stock shareholder.

The Series “A” Convertible Preferred Stock shall be limited to 100,000 shares and have no voting rights. The asset distribution preference shall be at par value ($.0001) per share. This Amendment was duly adopted by the Board of Directors on October 12, 2006.

Series “B” Convertible Preferred Stock

The Series “B” Convertible Preferred Stock (the “Preferred Stock”) may be converted by holder at any time into common stock prior to the sixty (60) month anniversary of the execution of the Agreement and Plan of Acquisition regarding Advanced Alternative Energy, Inc. (the “Acquisition Agreement”).  The conversion shall be based upon the face value of the Preferred Stock which is $3,500,000 worth of common shares of World Energy Solutions, Inc.  The number of common shares received upon conversion shall be based on the average of the five (5) day closing price prior to the conversion date.  For example, if the shares traded at an average five day closing price of $1.00 per share, then 3,500,000 common shares will be issued upon conversion of all of the Preferred Stock.  The average five day closing price per share of the common stock shall be no less than one cent ($0.01) per share.  The common shares will be salable pursuant to Rule 144.

Anytime after six months and before the 60th month anniversary of the Acquisition Agreement, World Energy Solutions, Inc. will have the right (but not the obligation) at its sole discretion, to repurchase any or all of the shares of Preferred Stock that have not been converted as follows:

Within 12 months – 105% value

Within 13 and 24 months – 110% value

Within 25 – 36 months – 115% value

Greater than 36 months – 120% value

There will be no coupon associated with the Preferred Stock.  The Series “B” Convertible Preferred Stock shall have no voting rights.  The asset distribution preference shall be at face value ($3,500,000) and be subordinate to the Series “A” Convertible Preferred Stock.  This Amendment was duly adopted by the Board of Directors on June 11, 2008.

Series “C” Convertible Preferred Stock

The Series “C” Convertible Preferred Stock (the “Preferred Stock”) may be converted by holder at any time into common stock prior to the sixty (60) month anniversary of the execution of the Agreement and Plan of Acquisition regarding H-Hybrid Technologies, Inc. (the “Acquisition Agreement”).  The conversion shall be based upon the face value of the Preferred Stock which is $3,750,000 worth of common shares of World Energy Solutions, Inc.  The number of common shares received upon conversion shall be based on the average of the five (5) day closing price prior to the conversion date.  For example, if the shares traded at an average five day closing price of $1.00 per share, then 3,750,000 common shares will be issued upon conversion of all of the Preferred Stock.  The average five day closing price per share of the common stock shall be no less than one cent ($0.01) per share.  The common shares will be salable pursuant to Rule 144.

Anytime after six months and before the 60th month anniversary of the Acquisition Agreement, World Energy Solutions, Inc. will have the right (but not the obligation) at its sole discretion, to repurchase any or all of the shares of Preferred Stock that have not been converted as follows:

Within 12 months – 105% value

Within 13 and 24 months – 110% value

Within 25 – 36 months – 115% value

Greater than 36 months – 120% value

There will be no coupon associated with the Preferred Stock.  The Series “C” Convertible Preferred Stock shall have no voting rights or dividend rights. The asset distribution preference shall be at face value ($3,750,000) and be subordinate to the Series “A” and “B” Convertible Preferred Stock.  This Amendment was duly adopted by the Board of Directors on September 18, 2008.

Series “D” Preferred Stock

The World Energy Solutions, Inc. (the “Company”) Series “D” Preferred Stock (the “Preferred Stock”) shall entitle the holder of any such shares to vote on each and every matter submitted to a vote of shareholders at a meeting of shareholders.  The Preferred Stock shall have five hundred (500) votes per share with respect to each matter that is submitted to and voted upon by the shareholders and each shareholder group of the Company at a meeting of shareholders.

There will be no coupon associated with the Preferred Stock. The Series “D” Preferred Stock shall have no dividend rights and its asset distribution preference shall be at par value ($.0001) per share and shall be subordinate to the Series “A”, “B”, and “C” Convertible Preferred Stock. This Amendment was duly adopted by the Board of Directors on February 10, 2009.

In all other respects, the Amended and Restated Articles of Incorporation shall remain as they were prior to this Amendment being adopted.

Date:

February 11, 2009

WORLD ENERGY SOLUTIONS, INC.

/s/: Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer, Director

/s/: Jodi Crumbliss

Jodi Crumbliss, Secretary, Director

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